UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2008

AMERICAN GOLDRUSH CORPORATION
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(Registrant’s Name)

Suite 708, 1155 West Pender Street
Vancouver, B.C., Canada,V6E 2P4
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [ X ]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Extension of Warrant Commencement and Expiration Dates

By way of letter agreements dated February 28, 2008 with each individual warrant holder, American Goldrush Corp., a Canadian corporation (the "Company") and each respective warrant holder have agreed to extend the vesting and expiry dates of the Company’s Class B and Class C warrants (the “Warrants”).

Originally, all of the Warrants were to have vested on October 30, 2006 (the “Warrant Commencement Date”).  Pursuant to letter agreements dated August 28, 2006 with each respective warrant holder, the Warrant Commencement Date was extended from October 30, 2006 to October 30, 2007 with respect to the Class A Warrants, to April 30, 2008 with respect to the Class B Warrants, and to October 30, 2008 with respect to the Class C Warrants.  All other terms of the Warrant agreements remained unchanged.

Pursuant to new letter agreements dated February 28, 2008 with each respective warrant holder, the Warrant Commencement Date was extended from April 30, 2008 to April 30, 2009 with respect to the Class B Warrants and from October 30, 2008 to October 30, 2009 with respect to the Class C Warrants.  In addition, the Warrant Expiration Date has been extended from October 30, 2009 to October 30, 2010 with respect to the Class B Warrants and from October 30, 2010 to October 30, 2011 with respect to the Class C Warrants.  The terms of the Class A Warrants have not been changed and all other terms of the Warrant agreements remained unchanged.

For all the terms and conditions of the letter agreements between the Company and the Warrant holders, reference is hereby made to the form of such agreement annexed hereto as exhibit 10.1.  All statements made herein concerning the foregoing agreements are qualified by references to said exhibits.

Section 9-Financial Statements and Exhibits
Item 9.01 Financial Statements and Exhibits.

(a)           Financial Statements of business acquired.                                                                            Not applicable
(b)           Pro forma financial information.                                                                                                Not applicable
(c)           Exhibits:

Exhibit 10.1	Form of Warrant Letter Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AMERICAN GOLDRUSH CORP.
By: /s/ Andrew Gourlay
Name:       Andrew Gourlay
Date February 28, 2008                                                                       Title:          President